February 19, 2009
VIA EDGAR AND FACSIMILE
Mr. Daniel Gordon
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
Washington, D.C. 20549

Re:	Prime Group Realty Trust Form 10-K for the year ended December 31, 2007 Filed 07/23/08 Form 10-Q for the quarter ended June 30, 2008 Filed 08/14/08 File No. 001-13589
Dear Mr. Gordon:
We make reference to your comment letter dated February 5, 2009 regarding the above-referenced filings. Please find below our responses to your comments. For your convenience, we have duplicated the text of your comments before each response.
Form 10-K for the year ended December 31, 2007
Note 15 — Commitments and Contingencies, page F-40
1.	We are issuing this comment based on our conference call with you on February 3, 2009. We have concluded that it was not appropriate to record the $4.2 million payment to Mr. Casati related to your settlement of the Amended Tax Indemnity Agreement with him as an adjustment to the purchase price allocation of Continental Towers. We note that you did not record a liability for this contingency at the time of the July 2005 Lightstone acquisition, because you did not believe that it had any value since it was not probable that you would have to pay out under the agreement since the triggering events were unlikely and within your control. Since you were able to determine the fair value of the contingency at the time of acquisition and you were not waiting for any additional information that you had arranged to obtain and that was known to be available or obtainable, the allocation period had ended; thus, the $4.2 million payment in January of 2006 should have been included in the determination of net income for the year ended December 31, 2006. Please amend your filings accordingly. See paragraphs 40, 41 and F1 of SFAS 141 for reference.

Mr. Daniel Gordon
February 19, 2009
We agree to restate our consolidated financial statements for the years ended December 31, 2006 and December 31, 2007 to correct the accounting for the tax indemnification payment described above and amend our previously filed annual report on Form 10-K for the year ended December 31, 2007. We also agree to restate our consolidated financial statements for the quarterly periods ending March 31, 2008 and June 30, 2008 and amend our previously filed quarterly reports on Form 10-Q for those periods. The Company expects such amendments to be filed within the next several weeks. As you requested, we will send you via overnight courier marked copies of the amendments to expedite your review.
2.	In light of this restatement, please confirm that your officers have reconsidered their conclusions regarding the effectiveness of your disclosure controls and procedures, and please discuss your reconsiderations and revised conclusions in your amended filings.

Our management has reconsidered their conclusions regarding the effectiveness of our disclosure controls and procedures for the periods covered by the amended filings. We will discuss our reconsiderations and revised conclusions in the amended filings.
3.	Please file an Item 4.02 Form 8-K to disclose the additional restatement of your financial statements.
On February 17, 2009, we filed a Form 8-K under Item 4.02 to disclose the restatements of our consolidated financial statements as described above.
Please feel free to contact me (312-917-4230) or Paul Del Vecchio, our Executive Vice President-Capital Markets (312-917-8781), if we can be of further assistance.

Sincerely,
/s/ Jeffrey A. Patterson
Jeffrey A. Patterson
President and Chief Executive Officer

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